Elephant & Castle Group Inc.
1190 Hornby Street
Vancouver, B.C. Canada V6Z 2K5

September 23, 2005

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0510

Re:	Elephant & Castle Group Inc. (the “Company”)
File No. 001-12134
Amendment No. 1 to Form 10-K for the year ended December 26, 2004 (the “Form 10-K”)
Form 10-Q for the Quarterly Period Ended March 27, 2005 (the “first quarter Form 10-Q”).
Form 10-Q for the Quarterly Period Ended June 26, 2005 (the “second quarter
Form 10-Q”, together with the Form 10-K and first quarter From 10-Q, the “Filings”).

Dear Ms. Cvrkel:

          We are responding to your letter dated August 24, 2005, relating to the above-referenced filings. The comments contained in that letter and our responses are set forth below.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 26, 2004

ITEM 6. SELECTED FINANCIAL DATA

SEC COMMENT:

1.
Based on our review of the proposed disclosures provided in your response to our prior comment number 2, we note that various US GAAP amounts presented in these proposed disclosures do not agree to the proposed disclosures provided in response to our prior comment numbers 20, 21 and 22. Please ensure that all of the revised US GAAP information reflected in your Selected Financial Data is in agreement with the revised disclosures provided in Note 16 to your financial statements.

ELEPHANT & CASTLE’S RESPONSE:

The following disclosures have been corrected and are now consistent with the proposed amendment to Note 16 to the financial statements. The Company intends to further amend its Form 10-K to include the following disclosures:

Five-Year Selected Data - United States GAAP

	2004	2003	2002	2001	2000

Sales	27,615	26,270	27,716	30,235	33,723

Income (loss) from restaurant operations	2,744	2,677	2,669	2,967	1,489

Per share	0.52	0.52	0.52	0.76	0.57
Diluted per share	0.35	0.32	0.33	0.48	0.35

Earnings (loss) before income taxes	23	(1,229)	(1,868)	(30)	(8,263)

Per share	0.00	(0.24)	(0.36)	(0.01)	(3.16)
Diluted per share	0.00	n/a	n/a	n/a	n/a

Net income (loss)	(155)	(1,162)	(1,672)	(353)	(7,885)

Per share	(0.03)	(0.23)	(0.32)	(0.09)	(3.01)
Diluted per share	n/a	n/a	n/a	n/a	n/a

Total assets	12,876	10,046	9,886	12,025	12,274
Shareholders' equity (deficit)	(3,020)	(4,176)	(3,348)	(1,540)	(2,281)
Long term debt	13,386	10,677	9,628	9,955	10,259

Weighted average shares	5,244,507	5,163,271	5,163,354	3,890,000	2,619,000
Diluted weighted average shares	7,802,309	8,268,578	8,085,848	6,164,000	4,251,021

Selected financial data - reconciliation from CDN GAAP to US GAAP

	2004	2003	2002	2001	2000
Sales (CDN GAAP)	28,202	26,725	27,716	30,235	33,723
Less proportional share of San Fran JV	(587)	(455)	0	0	0

Sales (US GAAP)	27,615	26,270	27,716	30,235	33,723

Income (loss) from restaurant operations (CDN GAAP)	2,918	2,740	2,640	3,041	1,417
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Less proportional share of San Fran JV	(26)	(16)	0	0	0
Less asset impairment charge	(199)	0	0	0	0

Income (loss) from restaurant operations (US GAAP)	2,744	2,677	2,669	2,967	1,489

Earnings (loss) before income taxes (CDN GAAP)	(710)	173	(1,514)	192	(8,335)
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Dividend on paid-in capital, interest under US GAAP	(333)	(347)	(330)	(156)	0
Gain on exchange of junior notes,	201	0	0	0	0
contributedd surplus under CDN GAAP
Gain/loss on translation of convertible notes,	814	(1,008)	(53)	9	0
using period end rate for US GAAP

Earnings (loss) before income taxes (US GAAP)	23	(1,229)	(1,868)	(30)	(8,263)

Net income (loss) (CDN GAAP)	(888)	228	(1,344)	192	(7,956)
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Dividend on paid-in capital, interest under US GAAP	(333)	(335)	(304)	(479)	0
Gain on exchange of junior notes,	201	0	0	0	0
contributedd surplus under CDN GAAP
Gain/loss on translation of convertible notes,	814	(1,008)	(53)	9	0
using period end rate for US GAAP

Net income (loss) (US GAAP)	(155)	(1,162)	(1,672)	(353)	(7,885)

Selected financial data - reconciliation from CDN GAAP to US GAAP

	2004	2003	2002	2001	2000
Total assets (CDN GAAP)	15,164	10,677	10,656	13,043	12,974
Adjust for proportional share of assets in JV	(34)	(40)	0	0	0
Deferred financing costs	(1,876)	(162)	(387)	(606)	(363)
Amortization of improvement costs	(378)	(384)	(382)	(376)	(337)
Pre-opening costs expensed under US GAAP	0	(45)	(1)	(36)	0

Total assets (US GAAP)	12,876	10,046	9,886	12,025	12,274

Shareholders' equity (deficit) (CDN GAAP)	(2,642)	2,470	1,908	3,421	(1,945)
Convertible notes, debt under US GAAP	0	(5,541)	(5,205)	(4,933)	0
Amortization of improvement costs	(378)	(384)	(382)	(376)	(337)
Pre-opening costs expensed under US GAAP	0	(45)	(1)	(36)	0
Gain/loss on translation of convertible notes,	0	(676)	331	384	0
using period end rate for US GAAP
Shareholders' equity (deficit) (US GAAP)	(3,020)	(4,176)	(3,348)	(1,540)	(2,281)

Long term debt (CDN GAAP)	15,262	4,622	5,142	6,012	10,622
Convertible notes, debt under US GAAP	0	6,217	4,873	4,549	0
Deferred financing costs	(1,876)	(162)	(387)	(606)	(363)

Long term debt (US GAAP)	13,386	10,677	9,628	9,955	10,259

ITEM 8. FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF OPERATIONS, PAGE 4

SEC COMMENT:

2.
We note your response to our prior comment 7, but do not believe that you fully responded to our prior comment. As previously requested, please provide us with your proposed disclosures to present separately revenues and costs related to franchisor-owned restaurants from revenues and costs related to franchised restaurants, or disclose why it is not practicable to do so. The above presentation should separately disclose within cost related to franchise restaurants, cost associated with administering and supporting the franchise operations, which based on your response to our prior comment 7 is included within General and Administrative expenses. If you are note able to determine the cost specifically related to franchised restaurants, please state this in your response and in your future disclosure. Also if there were significant changes in franchisor-owned outlets or franchised outlets during the year, please disclose the number of (a) franchises sold, (b) franchises purchased during the year, (c) franchised outlets in operation, and (d) franchisor-owned outlets in operation. Additionally, we note from your response to our prior comment 7 that the Company has cost obligations related to earning the initial franchise fee revenue, which is not recognized until these obligations are fulfilled. Please tell us and revise to disclose the services you have agreed to provide in connection with earning franchise fees. Refer to the requirements of paragraph 20 of SFAS No. 45.

ELEPHANT & CASTLE’S RESPONSE:

The Company provides operational support and advice to its franchise partners on an ongoing basis. This support is provided by the same operational management teams that supports the Company’s corporately owned restaurants, and as such cannot be separately identified and reported. These costs are included within the Company’s General and Administrative expenses, as are the costs associated with marketing and selling new franchises. The Company intends to further amend its Form 10-K to include the following disclosure:

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Franchise fees

The Company recognizes initial fees from the sale of franchises as revenue once the Company has fully complied with its obligations to the new franchisee in providing operational support and training regarding the opening of the restaurant. Continuing franchise royalties are shown as a separate line item within sales as they are earned. The Company has no obligated costs in connection with continuing franchise royalties, but provides on-going operational support and advice to franchisees. This support is provided by the same operational management teams that supports the Company’s corporately owned restaurants, and as such cannot be separately identified and reported. These costs are included within the Company’s General and Administrative expenses, as are the costs associated with marketing and selling new franchises.

The following table summarizes the number of franchised restaurants currently in operation:

	2004	2003	2002
Franchised restaurants operating at start of year	8	9	8

New franchised restaurants opened	0	1	1
Franchised restaurants closed	(1)	(2)	0

Franchised restaurants operating at end of year	7	8	9

Note 6. Financing Structure, page 12

SEC COMMENT:

3.
We note your response to our prior comment number 13. Please revise the notes to your financial statements to explain the accounting treatment that has or will be used for the acquisition of 699,534 common shares and 487,196 preferred shares in exchange for $215,000 and for the warrant to acquire an additional 5% of the Company’s common and preferred shares in exchange for $108,000. Your revised disclosure should include a discussion of the rationale for treatment the amounts as deferred financing costs in your financial statements.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure:

Notes to Consolidated Financial Statements

Note 8(b)(vi) Accounting treatment

(a)      Preferred shares

Holders of Preferred Shares, Series…

 (b)      Transactions with Management

During the year ended December 26, 2004, the Company entered into an agreement with three senior managers (note 6(c)) whereby in order for the lenders to renegotiate the existing debt, the lenders required management to commit to the purchase of 699,354 common and 487,196 preferred shares for total proceeds to the Company CDN$265 (US$215). The price was agreed by way of arms length negotiation, and was deemed to represent fair market value for the shares acquired. As the commitment is directly related to the renegotiation of the debt, any difference between the agreed upon purchase price and the share price as at that date or redemption price per share will be accounted for as debt issue costs.

The common shares have a negotiated purchase price of US$0.10 per share representing fair value at the date of issuance. Any difference between the share price as at that date and the purchase price of US $0.10 per share will be recorded in the balance sheet as a deferred financing fee to be amortized over the remaining life of the GEIPPPII debt.

The Preferred shares have a negotiated price of US$0.30 per share and a redemption value of CDN $2.00 (US$ 1.63) per share. As described in note 8 (b)(vi)(a) the preferred shares are treated as a liability, and accordingly, will be recorded as a liability in the books of the Company at the time of issuance. The difference between the negotiated price of US$0.30 per share and the redemption price will be recorded in the balance sheet as a deferred financing cost and amortized over the remaining life of the related debt.

Warrants issued to management are exercisable in five years from the date of issue, exercisable for a 60 day period provided all the new notes and Crown debt are fully repaid. Past experience indicates the likelihood such warrants will be exercised is not high. Accordingly, no value has been assigned to these warrants.

Note 16. Difference Between Canadian and United States Generally Accepted Accounting Principle (Canadian GAAP and US GAAP) (b)Reconciliation of total assets, liabilities and shareholders’ equity (deficit), page 29 (c)Reconciliation of earnings (loss) reported in accordance with Canadian GAAP and US GAAP, page 30

SEC COMMENT:

4.
We note your response to prior comment 20. Please explain in your disclosures why the amounts in the line item entitled “convertible notes, debt under US GAAP”, do not agree to the amounts reflected in the line item “convertible notes, debt under US GAAP” included in the reconciliation of long-term debt under Canadian GAAP to that under US GAAP. Please revise as appropriate to explain the factors responsible for the difference.

ELEPHANT & CASTLE’S RESPONSE:

Further to the response provided for SEC comment 5 following the first table relating to the accounting for the change in functional currency, under Canadian GAAP, the Convertible Junior notes were considered an equity instrument and as such recorded in the equity section of the balance sheet translated at a historical rate of US$1.00 = Cdn$1.45. Under US GAAP, these notes are considered a liability instrument and since the functional currency at that time was the Canadian dollar, this liability had to be translated at each balance sheet date at the period end rate of exchange. As a result, the number in the liability section reflects the rate of exchange at the balance sheet date whereas the amount in equity reflects historical exchange rate.

The difference between these two numbers is reflected also in equity under the gain/loss on translation of convertible notes.

SEC COMMENT:

5.
We note from your response to our prior comment 21 that you are proposing to restate your US GAAP reconciliation of net income to include “gain on exchange of junior notes, contributed surplus under CDN GAAP” of $208,000 and “gains/losses on translation of convertible notes using period end rate for US GAAP” in the amount of $1,180,000, (1,522,000), 773,000 and (431,000) for the

years 2004, 2003, 2002 and 2001 respectively. In this regard, along with revising your filing to include the disclosures as required by paragraph 37 of APB No. 20, please fully and completely explain your calculation for each amount. As your functional and reporting currency for 2003 and prior years was the Canadian dollar and in those respective years you had Junior and Senior Notes denominated in US dollars, we would expect a US GAAP reconciling item reflecting a foreign currency transaction gain or loss to net income for 2003 and prior years as required by paragraph 15 of SFAS No. 52. Additionally, in 2004 when you changed your functional and reporting currency to the US dollar, we would expect an amount which offsets the prior years accumulated foreign currency transaction gains or losses to be reflected as a reconciling item in the 2004 net income US GAAP reconciliation. Please explain to us, within what line item in the net income US GAAP reconciliation you have included the aforementioned effects and provide us with details of the items comprising the respective line item. Also, the year over year change in the “Gain/loss on translation of convertible notes…” line item in your reconciliation of shareholders’ equity (deficit) under Canadian GAAP does not reconcile with the “Gain/loss on translation of convertible notes…” line item in your reconciliation of net income to US GAAP included in your response to our prior comment 21. Please provide us with a reconciliation of these amounts, or revise accordingly. Furthermore, supplementally prepare a statement of changes in shareholders’ equity using balances determined under US GAAP as a proof that the US GAAP reconciliation balances. We may have further comment upon receipt of your response.

ELEPHANT & CASTLE’S RESPONSE:

Further to our earlier response, the 2004 gain on exchange of junior notes, contributed surplus under US GAAP should be $200,600 rather than $208,000 as previously stated. This figure now agrees with our response to your prior point 10.

Gains (losses) on translation of convertible notes using period end rates for US GAAP have been restated as follows:

	Gain (loss)	On set up/	Total gain
	using period	cancellation	(loss) as
	end rates	of junior notes	reported
2004.00	(381)	1,195	814
2003.00	(1,008)	0	(1,008)
2002.00	(53)	0	(53)
2001.00	384	(375)	9

Gains/losses using period end rates have been calculated as follows:

Elephant and Castle Group Inc.

	Conversion
	date
	2004	2003	2002	2001	Set up

Year end rate	1.2297	1.3074	1.5695	1.5928	1.45
Average for the year	1.3013	1.4011	1.5703	1.5489

Other paid in capital	(226)	(226)	(226)	(226)	(226)
Jr. Notes as disclosed	8,693	8,260	7,773	7,379	7,255

Change not related to translation	433	487	394	234

Amount in US currency at 1.45 rate	5,839	5,541	5,205	4,933	4,847

Total debt in Cdn currency at y/e rate	7,180	7,244	8,169	7,857	7,029

Eliminate changes not related to translation	433	487	394	234

(gain)/loss in Canadian currency	(496)	(1,412)	(82)	595

Convert to US$	(381)	(1,008)	(53)	384

Cumulative (gain)/loss in US$	(1,058)	(676)	331	384

Debt under US GAAP	6,897	6,217	4,873	4,549

The reporting and functional currency as at December 28, 2003 and prior was the Canadian dollar. The Company’s financial statements for years prior to 2004 were translated, not re-measured, to the US dollar. Monetary and non-monetary assets and liabilities were translated at period end rates and income statement amounts, including gains and losses on exchange for those years were translated at the average rates for the respective years. Any resulting gains or losses on exchange incurred were reported in the cumulative translation adjustment component of equity, which for US GAAP purposes is included as part of other comprehensive income. This methodology was applied pursuant to the guidance provided by paragraph 46 of SFAS 52 which is consistent with Canadian GAAP. Accordingly, no reconciling item is reported in note 16 of the financial statements.

As at January 1, 2004, the Company changed its reporting and functional currency from the Canadian to the US dollar. The translated amounts as at December 28, 2003 for non-monetary assets became the accounting basis for those assets and the resulting $880,000 translation adjustment created during this process, will not be removed from equity.

As the Company’s functional currency is now the US dollar, the Company re-measures its financial statement accounts at each period end by translating monetary assets and liabilities at the period end rate, non-monetary assets at the December 28, 2003 rate or the rate on the date of acquisition if the acquisition was subsequent to December 28, 2003 and income statement account balances at the average rate for the period. Any gains and losses resulting from such re-measurement are reported as a separate component in the income statement.

Having followed these procedures, we respectfully disagree with the expectation that commencing in 2004 the prior years accumulated foreign currency translation gains or losses would reverse and be offset.

The Company intends to further amend its Form 10-K to include the following disclosure in its income statement reconciliation (Note 16 to the financial statements):

US$000	2004	2003	2002	2001	2000

Sales (CDN GAAP)	28,202	26,725	27,716	30,235	33,723
Less proportional share of San Fran JV	(587)	(455)	0	0	0

Sales (US GAAP)	27,615	26,270	27,716	30,235	33,723

Income (loss) from restaurant operations (CDN GAAP)	2,918	2,740	2,640	3,041	1,417
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Less proportional share of San Fran JV	(26)	(16)	0	0	0
Less asset impairment charge	(199)	0	0	0	0

Income (loss) from restaurant operations (US GAAP)	2,744	2,677	2,669	2,967	1,489

Earnings (loss) before income taxes (CDN GAAP)	(710)	173	(1,514)	192	(8,335)
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Dividend on paid-in capital, interest under US GAAP	(333)	(347)	(330)	(156)	0
Gain on exchange of junior notes,	201	0	0	0	0
contributedd surplus under CDN GAAP
Gain/loss on translation of convertible notes,	814	(1,008)	(53)	9	0
using period end rate for US GAAP

Earnings (loss) before income taxes (US GAAP)	23	(1,229)	(1,868)	(30)	(8,263)

Net income (loss) (CDN GAAP)	(888)	228	(1,344)	192	(7,956)
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Dividend on paid-in capital, interest under US GAAP	(333)	(335)	(304)	(479)	0
Gain on exchange of junior notes,	201	0	0	0	0
contributedd surplus under CDN GAAP
Gain/loss on translation of convertible notes,	814	(1,008)	(53)	9	0
using period end rate for US GAAP

Net income (loss) (US GAAP)	(155)	(1,162)	(1,672)	(353)	(7,885)

The Company intends to further amend its Form 10-K to include the following disclosure in its reconciliation of shareholders’ equity (deficit) under US GAAP (Note 16 to the financial statements):

Consolidated Statement of Shareholders' Equity (Deficit) US GAAP

	2004	2003	2002
Common Shares Issued
Beginning balance	$12,829	$12,879	$12,930
Issue of shares
On renegotiation of debenture interest	59	0	0
On conversion of long term debt	0	0	0
For services	6	11	0
Purchased by Management	106	0	0
Repurchase and cancellation of shares	0	(61)	(51)

Ending balance	$12,999	$12,829	$12,879
Contributed Surplus
Beginning balance	$0	$0	$0
Issue of shares
On cancellation of Junior Notes and
issuance of Preferred Shares	201	0	0
For issue of warrants	1,081	0	0
Ending balance	$1,282	$0	$0
Other Paid-In Capital
Beginning balance	$141	$141	$187
Deferred interest on convertible notes
On renegotiation of debenture interest
Paid-in capital converted into shares
On cancellation of shares	0	0	(46)
On issue and cancellation of Junior Notes	(141)	0	0

Ending balance	$0	$141	$141
Currency Translation Adjustment
Beginning balance	$(880)	$(1,347)	$(1,308)
Deferred gain (loss) incurred during year	0	467	(39)

Ending balance	$(880)	$(880)	$(1,347)
Deficit
Beginning balance	$(16,266)	$(15,021)	$(13,349)
Dividends on other paid-in capital
On cancellation of shares	0	(83)	0
Net income (loss)	(155)	(1,162)	(1,672)
Ending balance	$(16,421)	$(16,266)	$(15,021)
Total Shareholders' Equity (Deficit)	$(3,020)	$(4,175)	$(3,348)

SEC COMMENT:

6.
We note your response to our comment 22. Reference is made to your US GAAP cash flow – reconciling items. Please revise your proposed amendment to your Form 10-K to separately disclose all items under the caption “Operating items not using cash” on a gross rather than net basis. Refer to the guidelines outlined in paragraph 28 and 29 of SFAS No. 95.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure in its reconciliation of statement of cash flows under US GAAP (Note 16 to the financial statements):

Analysis of Operating Items Not Using Cash from Statement of Consolidated Cash Flows - US GAAP

US GAAP US$000	2004	2003	2002

Amortization	1,504	1,584	1,351
Loss (gain) on Foreign Exchange	(987)	329	(125)
Impairment of Long-Lived Assets	199	0	1,517
Non-Cash Interest	805	639	548
Future Income Tax Charge (Recovery)	126	0	(504)
Other	836	(396)	17

Total	2,484	2,156	2,804

SEC COMMENT:

7.
We note from your response to our comment 22 and your proposed amendment to your Form 10-K related to (c) Shareholders’ Equity (Deficit) US GAAP. We note that the amount under the caption “Net Income (Loss) – US” of $10,000 does not reconcile with the net income (loss) US GAAP amount of $218,000 in your response to our comment 21. Please revise to correct this error.

ELEPHANT & CASTLE’S RESPONSE:

The following disclosures have been corrected and are now consistent our other proposed amendment.

The Company intends to further amend its Form 10-K to include the following disclosure:

Reconcilaition of movement in Shareholders' Equity/Defiict from CDN GAAP to US GAAP

In thousands of US Dollars,
	2004	2003	2002

Opening Shareholders' Equity (Deficit) - Canada	$2,470	$1,908	$3,421
Convertible notes, debt under US GAAP	(5,541)	(5,205)	(4,933)
Amortization of improvement costs	(384)	(382)	(376)
Pre-opening costs expensed under US GAAP	(45)	(1)	(36)
Gain/loss on translation of convertible notes,	(676)	331	384
using period end rate for US GAAP
Opening Shareholders' Equity (Deficit) - US	(4,176)	(3,348)	(1,540)

Net Income (Loss) - Canada	(888)	228	(1,344)
Amortization of leasehold improvement costs	6	(2)	(6)
Pre-opening costs	45	(45)	35
Dividends on paid-in capital	(333)	(335)	(304)
Gain on exchange of junior notes,	201	0	0
contributedd surplus under CDN GAAP
Gain/loss on translation of convertible notes,	814	(1,008)	(53)
using period end rate for US GAAP
Net Income (Loss) - US	(155)	(1,162)	(1,672)

Dividends on paid-in capital	0	0	0
Deferred interest on convertible notes	0	0	0
Issuance of Share Capital	171	(50)	(51)
Cancellation of Shares	0	(83)	(46)
Change to Cumulative Translation Adjustment	0	467	(39)
Change to Contibuted Surplus	1,282	0	0
On issue and cancellation of Junior Notes	(141)	0	0

Closing Shareholders' Equity (Deficit) - Canada	$(2,642)	$2,470	$1,908
Convertible notes, debt under US GAAP	0	(5,541)	(5,205)
Amortization of improvement costs	(378)	(384)	(382)
Pre-opening costs expensed under US GAAP	0	(45)	(1)
Gain/loss on translation of convertible notes,	0	(676)	331
using period end rate for US GAAP
Closing Shareholders' Equity (Deficit) - US	(3,020)	(4,176)	(3,348)

Other

SEC COMMENT:

8.	As requested in our letter dated April 13, 2005 under the caption “Other”, please provide, in writing, a statement from the company acknowledging that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ELEPHANT & CASTLE’S RESPONSE:

The requested acknowledgment has been included in this letter.

Amendment No. 1 to From 10-K for the Fiscal Year Ended December 26, 2004

Item 9A. Controls and Procedures, page 3

SEC COMMENT:

9.
We note from your disclosure that you have concluded that your disclosure controls and procedures were effective. Based on your response letter dated May 12, 2005, in which you propose several adjustments to the US GAAP reconciliations included in your Form 10-K for the period ended December 26, 2004, it would appear that at December 26, 2004 your disclosure controls and procedures over financial reporting may be ineffective in certain areas. In this regard, please provide us with a discussion of the critical factors considered that resulted in your conclusion that your controls in this area are effective. We may have further comment upon receipt of your response.

ELEPHANT & CASTLE’S RESPONSE:

The Company considers that it has adequate controls and procedures in place to accurately capture and record all material financial transactions. These procedures are assessed on an on-going basis by both the CFO and CEO of the Company. In addition, a management letter prepared by the Company’s external auditors following the annual audit of the financial statements is reviewed by the Company’s Audit Committee. The Company believes that its financial control and reporting resources and expertise are appropriate for a company of its size and complexity.

For the year ended December 26, 2004, the Company changed its reporting currency from the Canadian dollar to the US dollar and was subject to major changes in its funding structure. The accounting treatments resulting from these changes were extremely complex, particularly in relation to the treatment of gains (losses) on foreign exchange as they related to the former junior notes. The Company accounted correctly for these transactions and reporting changes in its Canadian GAAP financial statements. However, within its reconciliation to US GAAP it failed to correctly record one item relating to the foreign exchange translation of its US dollar denominated convertible notes into US dollars, which arises purely out of the Company’s previous choice of the Canadian dollar as its reporting currency. This omission reflects levels of technical complexity which are unusually high for the Company, and which accordingly stretched its resources and expertise in this area.

Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005

Note 4. Impairment of Long-Lived Assets

SEC COMMENT:

10.
Please tell us and clarify in the notes to your financial statements in future filings, why the Company believes asset impairment write-downs of $116,000 and $48,000 will be required when the Company closes its Victoria and Calgary restaurants but that no impairment charge is required prior to that time for US GAAP purposes. We may have further comment upon receipt of your response.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to amend its Form 10-Q’s for the quarters ended March 27, 2005 and June 26, 2005. The Company’s MD&A the paragraphs related to the Victoria and Calgary closures will be amended as follows:

Replace:
“The Company anticipates an asset write-down of US$116 when the Victoria restaurant closes”

With:
During the third quarter, the Company will record a write-down of $116 related to the Victoria restaurant closure.

Replace:
“The Company anticipates an asset write-down of US$48 when the Calgary restaurant closes”

With:
During the third quarter, the Company will record a write-down of $48 related to the Calgary restaurant closure.

Form 10-Q for the quarterly period ended March 27, 2005
Form 10-Q for the quarterly period ended June 26, 2005

Note 7. Differences Between Canadian and United States GAAP
(b)Reconciliation of income (loss) reported in accordance with Canadian GAAP and US GAAP.

SEC COMMENT:

11.
Based on the fact that your functional and reporting currency has been the US dollar since 2004, we would expect a US GAAP reconciling item reflecting a foreign currency transaction gain or loss to net income associated with the Canadian dollar denominated debt from Crown and the Series A preferred shares. Please revise accordingly or explain why this is not required. See paragraph 15 of SFAS No. 52 for guidance.

ELEPHANT & CASTLE’S RESPONSE:

In accordance with the guidance given in paragraph 15 of SFAS 52, the Company translated its Crown debt and Series A preferred shares to US dollars at the year end rate, and the resulting gain or loss has been included in the income statement under the title “(Gain) loss on Foreign Exchange”. As the treatment for US GAAP is the same as for Canadian GAAP, we have determined that no reconciling item is required in note 16.

As your letter dated April 13, 2005 requested, in connection with responding to your comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Filings;
•	Staff comments or changes to disclosures in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company welcomes the opportunity to discuss the foregoing points further and to clarify any open questions you may have at your convenience. Our Chief Financial Officer, Roger Sexton, can be reached at 604/684-6451, extension 229.

Sincerely,

/s/ Rick Bryant

Rick Bryant
President and Chief Executive Office
Elephant & Castle Group Inc.